Exhibit 99.8
July 19, 2006 NDTV Media Interview on the Financial Performance of Wipro Limited for the quarter ended June 30, 2006

Interviewee:	Suresh Senapaty Executive Vice President, Finance & CFO Sudip Banerjee, President — Enterprise Solutions SBU
NDTV
Welcome Mr. Suresh Senapaty and Mr. Sudip Banerjee. Mr. Senapaty, can you give us the highlights sir?
Suresh Senapaty
Sure. I think it has been a very satisfying quarter, quarter ending June 2006. We had got a 39% revenue YOY growth in Wipro Limited level and about 620 crores of profit, which is about 45% year-on-year growth. In the global IT services, which are the largest part of our business, we grew 42% revenue rupee and PBIT i.e. operating profit at a 45% YOY.
If you look at Wipro Infotech where we deal with the India, Middle East, and Asia-PAC , this business grew about 35% in revenue and 62% on the operating profit because there was a 20 basis points operating profit expansion.
In the consumer care, again we did very well with 30% YOY growth in revenue and operating profit growth of about 24%.
So all in all across the board we grew pretty well, at a revenue level as well as net income.
And so far as the outlook is concerned, I think we have given a guidance ....
NDTV
Sudip, you have also added lot more customers than previously ever?
Sudip Banerjee
Yes. We added about 60 customers in Q1, which means our sales engine is working well, and this 60 additions are in all the geographies, across verticals, across practices, which is a good feature. The second good feature is that our number of million dollar accounts has gone up by more than 14-15. Number of customers which are more than 20 million also has gone up by 5. So combination of all this, plus we had about multi million dollar wins about 3 to 4 of them, which we are not in a position to be able to disclose and communicate, but they will fructify and we will get the revenue out of that in the second half of the year. And the fourth things is, I think the funnel is pretty strong in terms of the size of those funnels, in terms of the customer visits, in terms of the strategic decisions that the customer has taken, the prospective customers have taken, wanting to do more and more off shoring from India, and that will make a much better buoyancy, that brings a lot of higher level of buoyancy in the market and therefore the outlook overall looks very positive. Some of that has been embedded into the guidance that we have given at $577 million against $539 million last quarter. Of course it will also have a component of acquisitions that we have announced last quarter, but the consummation of that would happen in the current quarter.
NDTV
But Sudip, are you not conservative about your guidance?
Sudip Banerjee

Well first and foremost we mentioned during the first quarter guidance that our revenue increase for Q1 typically is in the range of 5%. We have done more than that, we have guided 533 million and we have performed at 539 million. Now if you look at second quarter, we have guided at 577 million, which is a 7.5% guidance additional business, so if you look at between Q1 and Q2, there is an additional number that we are talking about.
If you look at the way we have performed in the past in Q3 and Q4, they usually tend to be our stronger quarters. So, three or four large multi million dollar wins, these are all wins of $100 million plus, and they will all start ramping up towards the second half of the year, so we continue to remain very confident that there is now slow down, in fact the demand environment is very robust, and that is reflected by the number of client additions that we have had in this quarter, which is a very solid 62, and even if we take away the clients which are of one time IP sales we still have a very very healthy client addition during the quarter. So,
A.	Very healthy client addition in Q1.

B.	Very large number of multi million dollar deals which revenues are expected to ramp up in the second half of the year.

C.	Very solid robust demand environment.
So there is no question of any slow down. We are very confident that we will deliver above industry growth as we go through the year.
Suresh Senapaty
And just one supplementation that if I can make, when you talk about a sequential operating profit growth, you know, we have a fairly decent component of our profit and revenue is coming from Wipro Infotech, which is the India and Middle East and Asia-PAC, there because of a hardware component you tend to do much more sales in Q4 and Q2 and consequently when it becomes Q4 to Q1, sequentially it becomes a negative. And that gets reflected in our overall profitability. But otherwise if you look at Wipro Technology per se, but for the acquisition where we had about 50 basis point dilution because we had a fair amount of revenues coming from acquisition, and if you take that out and another 60 basis points due to the investments we have made in sales and marketing. We had a big event on the customer front in the US, we had a big event on the analyst in the US, we had a big event on the sales and marketing employees in Sri Lanka, and the fourth thing is that we have added about 30 head count from quarter-on-quarter in the filed. So these are four large investments and that has impacted about 60 basis points and to us it is an investment for the future, because we are seeing good robust buoyancy in the market place, we thought these are some of the ingredients of investment that we do to be able to convert that into revenue and profits.
NDTV
How will the salary hike impact your profits going forward?
Suresh Senapaty
You know compensation increase is something which we look at on an ongoing basis in terms of the overall environment, the cycle time that we have, and so on and so forth. What we have done is like last year we had given on 1st of November 2005, but this year our decision is to be able to give the compensation increase on a staggered basis effective September to November for all our offshore employees. We have also given in the 1st week of July restrictive stock unit grants of about 6.8 million covering about 3200 people which will be primarily in the middle to senior management, which is again a very good tool which is different than many others who use it and we think the impact of that is very good including the alignment that it has vis-à-vis the shareholders’ interest. So with this, the impact will be about 150 basis points plus so far as the current quarter is concerned, but our own endeavor would be based on varieties of levers that we have whether it is an onsite offshore mix, whether it is foreign exchange, price realizations, or some of the productivity improvement that we can achieve or some of the levers that we have on sales and marketing and G&A. Also while we are looking at this kind of compensation increases we are also going to add a lot of campus hires in the current quarter. We are scaling up our Wipro Academy of Software Excellence to about 2000 people. So these are on an average basis contain the employee cost.
NDTV
Thank you Mr. Senapaty and Mr. Banerjee for your time.

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